

Mail Stop 3561

October 25, 2018

Wesley R. Edens
Chief Executive Officer
NFE Financial Holdings LLC
111 W. 19th Street, 8th Floor
New York, NY 10011

> **Re:** **NFE Financial Holdings LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 5, 2018**
> **CIK No. 000179723**

Dear Mr. Edens:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview

Our Business Model, page 5

1. You state on page 6 that you have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 8.3 million gallons per day. Please revise to clarify the amount of LNG volumes for which you are currently contractually committed to deliver, as you do on page 9.

Our Liquefaction Assets, page 8

2. Please include a discussion of your Miami facility. You mention it towards the end of this discussion in the context of all of your assets but you do not provide a summary of

the facility on a standalone basis.   In doing so, please explain the amount of, if any, LNG volumes you are contractually committed to deliver from this facility.

Illustrative LNG Production and Natural Gas Sale Economics, page 10

3. It appears you are presenting a projection on an MMBtu basis of your anticipated operating EBITDA reflecting operations in Jamaica, anticipated developments in Puerto Rico, Ireland and Mexico and estimated liquefaction of natural gas at the Pennsylvania Facilities or the Haynesville Facilities to the exclusion of your operations in Miami. Please advise if our understanding is incorrect. We also note your projection is for achieving unit economics in 2022 which is four years in the future. Explain to us in detail how projection of a metric (EBITDA) on a per unit basis (MMBtu), as opposed to traditional projections of revenue, net income and EPS, complies with Item 10(b)(2) of Regulation S-K. In addition, please explain how you have a reasonable basis to project results four years in the future given your particular circumstances and limited operating history.   Please be detailed in your response.

Risk Factors

Our business is dependent upon obtaining substantial additional funding from various sources…, page 28

4. We note your response to comment 11 and your revised disclosure. We further note your reference to a "committed debt financing of $___ million."   In the appropriate place in your prospectus including, but not limited to, your Liquidity and Capital Resources disclosure, please provide a description of your "committed debt financing of $___ million."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

5. We note your response to comment 16 and your revised disclosure. However, in your Note 1 to your Notes to Consolidated Financial Statements you continue to disclose that you are "engaged in providing energy, logistical services, and financing capital investment to end users worldwide, seeking to convert their operating assets from diesel or heavy fuel oil to Liquefied Natural Gas ("LNG")." Please revise for consistency.

Financial Statements

Consolidated Statements of Changes in Members' Equity, page F-5

6. Please provide a rollforward of the number of member shares outstanding for each period a balance sheet is presented. You may present this information here or in the notes to the consolidated financial statements. Refer to Rule 3-04 of Regulation S-X.

Notes to Consolidated Financial Statements

7. We have reviewed your response to comment 21 regarding the disclosures required by ASC 280-10-50-40. Please separately present interest revenue generated from your direct financing arrangements and, if applicable, steam revenues.

12. Finance Leases, net, page F-16

8. We have reviewed your response to comment 22. We note that you appear to account for your Terminal Arrangement under ASC 840 for the fixed generation capacity component and under ASC 605 for the variable commodity component. Please clarify how you determined it was appropriate to separately account for the fixed and variable features under two accounting models rather than as a combined arrangement entirely under lease accounting. In doing so, explain why the variable commodity component does not represent contingent rent under ASC 840-10-25-4.

Exhibits

9. We note your response to comment 23. Your analysis with respect to your GSAs seems to address your "planned and expected business," when your analysis should be with respect to your current operations. Please revise your analysis to address whether or not your existing GSAs constitute a major part of your current business or file your existing GSAs as exhibits.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products